UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 1)*

DYNCORP INTERNATIONAL INC.

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

26817C101

(CUSIP Number)

Peter A. Nussbaum, Esq.
S.A.C. Capital Advisors, L.P.
72 Cummings Point Road
Stamford, CT 06902
(203) 890-2000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 10, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 26817C101		Page 2 of 10 Pages
1		NAME OF REPORTING PERSON S.A.C. Capital Advisors, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 2,680,252 (1) (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,680,252 (1) (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,680,252 (1) (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8% (1)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 26817C101		Page 3 of 10 Pages
1		NAME OF REPORTING PERSON S.A.C. Capital Advisors, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 2,680,252 (1) (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,680,252 (1) (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,680,252 (1) (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8% (1)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 26817C101		Page 4 of 10 Pages
1		NAME OF REPORTING PERSON S.A.C. Capital Associates, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Anguilla, British West Indies
	7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 2,667,900 (1) (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,667,900 (1) (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,667,900 (1) (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7% (1)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 26817C101		Page 5 of 10 Pages
1		NAME OF REPORTING PERSON CR Intrinsic Investors, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 100,000 (2) (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100,000 (2) (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000 (2) (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% (2)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 26817C101		Page 6 of 10 Pages
1		NAME OF REPORTING PERSON Steven A. Cohen
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
	7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 2,780,252 (1) (2) (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,780,252 (1) (2) (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,780,252 (1) (2) (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9% (1) (2)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 1”) amends the Schedule 13D filed on April 22, 2010 (the “Original Schedule 13D”) (the Original Schedule 13D and Amendment No. 1 are collectively referred to herein as the “Schedule 13D”). This Amendment No. 1 relates to shares of Class A common stock, $0.01 par value per share (the “Common Stock”), of DynCorp International Inc., a Delaware corporation (the “Issuer”). Unless the context otherwise requires, references herein to the “Common Stock” are to such common stock of the Issuer. Capitalized terms used but not defined herein shall have the meanings given them in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons expended an aggregate of approximately $35,175,378.18 of investment capital to purchase the 2,780,252 (1) (2) shares of Common Stock. Such transactions were effected in open market purchases and acquired in the ordinary course of business and are held by SAC Capital Associates, SAC MultiQuant and CR Intrinsic Investments in commingled margin accounts, maintained at Goldman Sachs & Co., Credit Suisse First Boston, Deutsche Bank, Morgan Stanley and JPMorgan Chase & Co., which may extend margin credit to the Reporting Persons as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account. The margin accounts may from time to time have debit balances. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein.

Item 5.	Interest in Securities of the Issuer.

(a) As of the close of business on May 11, 2010, the Reporting Persons beneficially owned an aggregate of 2,780,252 (1) (2) shares of Common Stock, representing approximately 4.9% (1) (2) of the shares of Common Stock outstanding. The percentages used herein are based upon 56,285,726 shares of Common Stock reported to be outstanding as of February 4, 2010 by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 8, 2010.

SAC Capital Advisors LP, SAC Capital Advisors Inc., CR Intrinsic Investors and Mr. Cohen own directly no shares of Common Stock. Pursuant to an investment management agreement, SAC Capital Advisors LP maintains investment and voting power with respect to securities held by SAC Capital Associates, SAC MultiQuant and SAC Velocity. SAC Capital Advisors Inc. is the general partner of SAC Capital Advisors LP. CR Intrinsic Investors maintains investment and voting power with respect to securities held by CR Intrinsic Investments. Mr. Cohen controls SAC Capital Advisors Inc. and CR Intrinsic Investors. By reason of the provisions of Rule 13d-3 of the Act, as amended, each of SAC Capital Advisors LP, SAC Capital Advisors Inc. and Mr. Cohen may be deemed to beneficially own 2,680,252 (1) shares of Common Stock (constituting approximately 4.8% (1) of the shares of Common Stock outstanding) and each of CR Intrinsic Investors and Mr. Cohen may be deemed to beneficially own 100,000 (2) shares of Common Stock (constituting approximately 0.2% (2) of the shares of Common Stock outstanding).

(1) Includes 633,900 shares of Common Stock receivable upon the exercise of call options held by SAC Capital Associates.

(2) Includes 100,000 shares of Common Stock receivable upon the exercise of call options held by CR Intrinsic Investments.

(b) None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of shares of Common Stock.

(i) SAC Capital Advisors LP has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 2,680,252 (1) shares of Common Stock, constituting 4.8% (1) of such class of securities;

(ii) SAC Capital Advisors Inc. has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 2,680,252 (1) shares of Common Stock, constituting 4.8% (1) of such class of securities;

(iii) SAC Capital Associates has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 2,667,900 (1) shares of Common Stock, constituting 4.7% (1) of such class of securities;

(iv) CR Intrinsic Investors has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 100,000 (2) shares of Common Stock, constituting 0.2% (2) of such class of securities; and

(v) Steven A. Cohen has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 2,780,252 (1) (2) shares of Common Stock, constituting approximately 4.9% (1) (2) of such class of securities.

(c) Information concerning transactions in the shares of Common Stock effected by the Reporting Persons since the filing of the Original Schedule 13D is set forth in Schedule A hereto and is incorporated herein by reference. All of such transactions were effected on the New York Stock Exchange through various brokerage entities.

(d) No person other than SAC Capital Advisors LP, SAC Capital Advisors Inc., SAC Capital Associates, CR Intrinsic Investors and Steven A. Cohen is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock directly beneficially owned by SAC Capital Associates, SAC MultiQuant and CR Intrinsic Investments.

(e) The Reporting Persons ceased to be the beneficial owners of more than five percent (5%) of the shares of Common Stock on May 11, 2010.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer.

As noted in Item 5 above, SAC Capital Associates and CR Intrinsic Investments hold call options to acquire an aggregate of 633,900 and 100,000 shares of Common Stock, respectively. Such options have an expiration date of June 19, 2010 and are included in the beneficial ownership amounts reported on this Schedule 13D.

The Reporting Persons may, from time to time, enter into and dispose of cash-settled equity swaps or other similar derivative transactions with one or more counterparties that are based upon the value of shares of Common Stock, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the shares of Common Stock, the relative value of shares of Common Stock in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which shares of Common Stock may be included, or a combination of any of the foregoing. In addition to the shares of Common Stock reported herein by the Reporting Persons, SAC MultiQuant currently has long economic exposure to 5,436 shares of Common Stock through such contracts. SAC MultiQuant also has short economic exposure to 4,026 shares of Common Stock through such contracts. These contracts do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership in any securities that may be referenced in such contracts or that may be held from time to time by any counterparties to such contracts.

Item 7.	Material to be filed as Exhibits.

1.	Schedule A - Trading History

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2010

S.A.C. CAPITAL ADVISORS, L.P.

By:   /s/ Peter Nussbaum

Name: Peter Nussbaum

Title: Authorized Person

S.A.C. CAPITAL ADVISORS, INC.

By:   /s/ Peter Nussbaum

Name: Peter Nussbaum

Title: Authorized Person

S.A.C. CAPITAL ASSOCIATES, LLC

By:   /s/ Peter Nussbaum

Name: Peter Nussbaum

Title: Authorized Person

CR INTRINSIC INVESTORS, LLC

By:   /s/ Peter Nussbaum

Name: Peter Nussbaum

Title: Authorized Person

STEVEN A. COHEN

By:   /s/ Peter Nussbaum

Name: Peter Nussbaum

Title: Authorized Person

Schedule A

TRADING HISTORY,

DYNCORP INTERNATIONAL INC.

The amounts reported in the “Weighted Average Price” column in the table below reflect a weighted average price for the shares of Common Stock purchased or sold. The shares of Common Stock were purchased or sold, as applicable, in multiple transactions, each at a price within the ranges of price set forth in the “Range of Prices” column in the table below. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares of Common Stock sold at each separate price within the ranges of prices set forth in the table below.

Date	Name	Amount	Weighted Average Price ($)	Range of Prices ($)
4/21/2010	S.A.C. Capital Associates, LLC	50,000	17.16996	17.165-17.17
4/21/2010	S.A.C. MultiQuant Fund, LLC	6,600	17.195	17.17-17.21
4/21/2010	S.A.C. MultiQuant Fund, LLC	-1,200	17.18688	17.1725-17.23
4/22/2010	S.A.C. MultiQuant Fund, LLC	5,900	17.17237	17.16-17.20
4/22/2010	S.A.C. MultiQuant Fund, LLC	-3,800	17.18487	17.1725-17.19
4/23/2010	S.A.C. MultiQuant Fund, LLC	5,100	17.25235	17.24-17.26
4/23/2010	S.A.C. MultiQuant Fund, LLC	-2,400	17.23583	17.23-17.25
4/26/2010	S.A.C. MultiQuant Fund, LLC	4,100	17.25366	17.21-17.29
4/26/2010	S.A.C. Capital Associates, LLC	-100,000	17.21213	17.21-17.25
4/26/2010	S.A.C. MultiQuant Fund, LLC	-3,400	17.22228	17.21-17.27
4/27/2010	S.A.C. MultiQuant Fund, LLC	5,200	17.23673	17.23-17.25
4/27/2010	CR Intrinsic Investments, LLC	-25,000	17.23739	17.23-17.27
4/27/2010	S.A.C. MultiQuant Fund, LLC	-19,600	17.23983	17.22-17.27
4/28/2010	S.A.C. MultiQuant Fund, LLC	10,500	17.2645	17.25-17.27
4/28/2010	CR Intrinsic Investments, LLC	-25,000	17.26515	17.25-17.28
4/28/2010	S.A.C. MultiQuant Fund, LLC	-4,600	17.2587	17.24-17.28
4/29/2010	S.A.C. MultiQuant Fund, LLC	10,300	17.24922	17.23-17.27
4/29/2010	S.A.C. MultiQuant Fund, LLC	-2,800	17.23357	17.23-17.24
4/30/2010	S.A.C. MultiQuant Fund, LLC	2,600	17.24538	17.23-17.25
4/30/2010	S.A.C. MultiQuant Fund, LLC	-12,009	17.23201	17.21-17.25
5/3/2010	S.A.C. MultiQuant Fund, LLC	9,700	17.21742	17.18-17.25
5/3/2010	CR Intrinsic Investments, LLC	-25,000	17.18772	17.17-17.21
5/3/2010	S.A.C. MultiQuant Fund, LLC	-5,800	17.20379	17.20-17.25
5/4/2010	S.A.C. MultiQuant Fund, LLC	10,300	17.16243	17.13-17.19
5/4/2010	S.A.C. MultiQuant Fund, LLC	-19,200	17.15824	17.13-17.18
5/5/2010	S.A.C. MultiQuant Fund, LLC	16,800	17.10845	16.98-17.15
5/5/2010	CR Intrinsic Investments, LLC	-25,000	17.11752	17.08-17.14
5/5/2010	S.A.C. MultiQuant Fund, LLC	-14,400	17.12222	17.10-17.14
5/6/2010	S.A.C. Capital Associates, LLC	19,358	16.82872	16.80-16.85
5/6/2010	S.A.C. MultiQuant Fund, LLC	17,300	16.96832	16.20-17.15
5/6/2010	S.A.C. MultiQuant Fund, LLC	-22,100	16.93714	15.99-17.14
5/7/2010	S.A.C. Capital Associates, LLC	80,642	16.77577	16.74-16.85

5/7/2010	S.A.C. MultiQuant Fund, LLC	34,900	16.87693	16.75-17.10
5/7/2010	CR Intrinsic Investments, LLC	-22,800	16.81588	16.80-16.85
5/7/2010	S.A.C. MultiQuant Fund, LLC	-37,700	16.81915	16.72-16.97
5/10/2010	S.A.C. MultiQuant Fund, LLC	28,200	16.92199	16.64-17.06
5/10/2010	S.A.C. Velocity Fund, LLC	2,800	16.89214	16.89-16.90
5/10/2010	CR Intrinsic Investments, LLC	-127,200	16.75161	16.69-16.825
5/10/2010	S.A.C. Capital Associates, LLC	-325,000	16.84101	16.64-16.97
5/10/2010	S.A.C. MultiQuant Fund, LLC	-13,910	16.79802	16.65-17.05
5/10/2010	S.A.C. Velocity Fund, LLC	-2,800	16.89214	16.82-17.03
5/11/2010	S.A.C. Capital Associates, LLC	-441,000	16.8017	16.71-16.86
5/11/2010	S.A.C. MultiQuant Fund, LLC	10,510	16.7760	16.71-16.83
5/11/2010	S.A.C. MultiQuant Fund, LLC	-11,500	16.7917	16.72-16.85
5/11/2010	S.A.C. Velocity Fund, LLC	4,300	16.8481	16.81-16.86
5/11/2010	S.A.C. Velocity Fund, LLC	-4,300	16.80	16.80